Via EDGAR

June 8, 2009

Attn:	Ms. Jennifer Fugario

Mr. Mark Shannon

Re:	Quantum Corporation Form 10-K for the Fiscal Year Ended March 31, 2008
Filed June 13, 2008
File No. 001-13449

Dear Ms. Fugario and Mr. Shannon:

Reference is made to the comment letter, dated May 12, 2009, received from the Securities and Exchange Commission (the “Commission”) by Quantum Corporation (the “Company”) regarding the Commission’s review of the above-referenced filing. Your letter requested a response from the Company within ten business days of the date of the letter (i.e., by May 27, 2009), which was originally extended to May 27, 2009. The Company respectfully requests that it be granted an extension until Monday, June 22, 2009 to provide a response to the comment letter.

Please contact me at 408-944-4460 if you wish to discuss our request for an extension.

Sincerely,

/s/ Shawn D. Hall

Shawn D. Hall

Vice President,

General Counsel

Quantum Corporation